March 25, 2008

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Department of Government Services and Lands, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Crosshair Exploration & Mining Corp. SEDAR Profile No. 00005878 - Amended and Restated Management Discussion and Analysis for Year Ended April 30, 2007

The Management Discussion and Analysis for the year ended April 30, 2007 filed under SEDAR Project No. 01135161 has been amended and restated as of March 19, 2008 to provide new or additional disclosure as required under Form 51-102F1 under the following headings:

  Selected Quarterly Information;
  Related Party Transactions;
  Fourth Quarter;
  Critical Accounting Estimates;
  Changes in Accounting Policies including Initial Adoption; and
  Shares and Share-Based Units.

Yours very truly,

CROSSHAIR EXPLORATION & MINING CORP.

“Douglas R. Brett”

Douglas R. Brett
Chief Financial Officer

www.crosshairexploration.com	Head Office	Phone: 604-681-8030
General Email: info@crosshairexploration.com	1140 W. Pender Street, Suite 1240	Toll Free: 1-866-683-8030
Investors: Dan@crosshairexploration.com	Vancouver, BC, Canada V6E 4G1	Facsimile: 604-681-8039

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